EXHIBIT 3.1

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED BYLAWS OF

DERMATA THERAPEUTICS, INC.

This Amendment No. 1 to the Amended and Restated Bylaws of Dermata Therapeutics, Inc., a Delaware corporation (the “Company”), as amended to date (the “Bylaws”), is made as of this 21st day of September, 2022.

1.	The Bylaws are hereby amended by replacing the paragraph titled “Quorum” in existing Section 1.6 of Article I of the Bylaws, in its entirety with the following:

1.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy, of the holders of one-third of the voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, shall constitute a quorum at all meetings of stockholders for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of one-third of the voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

2.	Except as specifically amended herein, the Bylaws of the Company shall remain unchanged and in full force and effect.

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